June 25, 2010

BY EDGAR AND VIA FACSIMILE (703-813-6985)
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Gary Todd

Re:          First Solar, Inc.
Form 10-K for the fiscal year ended December 26, 2009
Filed February 22, 2010
Form 10-Q for the quarter ended March 27, 2010
File No. 1-33156

Dear Mr. Todd:

Set forth below are the responses of First Solar, Inc. (the “Company”) to the May 18, 2010 comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K (the “Form 10-K”) and Form 10-Q (the “Form 10-Q”).

For your convenience, we have set forth below each of the Staff’s comments in bold typeface followed by the Company’s response thereto.

Form 10-K for the fiscal year ended December 26, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Financial Operations Overview, page 37

1.
You indicate that components segment sales and cost of sales include sales of modules used by the systems segment in solar projects.  Please tell us how you determine the amount of revenues to be recognized by the components segment for modules used by the systems segment in projects developed and sold by the systems segment.

We base revenue recognition for arrangements entered into by either the components business or systems business on the underlying arrangement following the applicable revenue guidance. We currently have three overall revenue recognition models, one for our components business and two for our systems business.

We recognize revenue for arrangements entered into by our components business based on SAB 104/ASC 605. Under this guidance, revenue is considered earned once we have evidence of an arrangement, the product is delivered, collectability is reasonably assured and the price is fixed or determinable.

For our systems business, we recognize revenue either based on ASC 605, Accounting for Long-Term Construction Contracts or, for arrangements which includes land, ASC 360-20, Accounting for Sales of Real Estate.  For long-term construction contracts recognized under ASC 605, we either recognize the revenue based on the percentage of completion methodology based on actual costs incurred (over total estimated costs to complete a project including module costs) or the completed contract methodology. Incurred costs include all direct materials, cost for solar modules, labor, subcontractor costs, and those indirect costs related to  contract performance, such as indirect labor, supplies and tools. We recognize job material costs as incurred costs when the job materials have been installed.  For those arrangements recognized under ASC 360-20, we  record the sale as revenue once the sale is consummated, the buyer’s initial and continuing investments are adequate, the receivable is not subject to any future subordination and the risk and rewards have been transferred to the buyer(s).

After we have determined the amount of revenue earned for each transaction following the applicable guidance for the underlying arrangement, we allocate revenue between the components and systems segments based on how our Chief Operating Decision Maker (which, as stated in Note 22 “Segment and Geographical Information” to our consolidated financial statements, consists of senior executive staff) strategically views these segments. We determine the amount of revenue to be allocated between the systems business and the components business based on the principle that the systems business is an enabler operating at break-even results to drive module throughput for the components business. The amount of revenue allocated to the components segment for modules used in the system business arrangement is equal to the cost of the solar module plus the earned margin (or estimated margin in the case of percentage of completion accounting) for a particular project for the period.

For the avoidance of doubt, we also allocate the cost of sale value recognized for the solar modules in the system business arrangements to the components business. The cost of solar modules is comprised of inventory cost without any intercompany profit.

2.
As a related matter, we also see that your systems segment generally utilizes percentage of completion or real estate accounting models for revenue recognition.  Accordingly, please further clarify for us how you determine the timing of revenue recognized by the components segment for modules used by the systems segment. Also, clarify how modules used by the systems segment are accounted for (including balance sheet caption) prior to revenue recognition by the components segment.

Revenue is recognized when earned as described in the response to your comment 1. The costs associated with the solar modules can be recorded in various locations on the balance sheet depending on the type of sale arrangement and the timing of the sale, as documented in the following table:

Event	EPC (1) Agreement Status	Revenue Criteria Met (under ASC 605 or ASC 360-20)	Financial Statement Classification – Long-term construction contracts under ASC 605	Financial Statement Classification – Real Estate Accounting under ASC 360-20
Modules are not installed	Not executed	No	Inventory	Inventory
Modules are not installed	Executed	No	Inventory	Inventory
Modules are installed	Not executed	No	Deferred Cost of Sale (pre-contract costs)	Project Assets
Modules are installed	Executed	No	Deferred Cost of Sale	Deferred Cost of Sale
Modules are installed	Executed	Yes	Cost of Sale	Cost of Sale

(1)	Engineering, procurement and construction (EPC) services.

No revenue for solar modules used by the systems segment is recognized unless revenue is recognized by the underlying systems sale.

If the modules are not installed or a sales agreement is not executed, then the criteria to recognize revenue for those costs have not been met under both ASC 605 and ASC 360-20. As a result, these solar modules are part of inventory and are not included in any percentage of completion calculations. As part of the allocation of the balance sheet for segment reporting, solar modules that are recorded as inventory or as cost of sale are reported in the components business, and solar modules that are reported as deferred cost of sale and project assets are reported in the system business.

Critical Accounting Estimates, page 42

Goodwill, page 43

3.
In future filings please disclose the reporting units evaluated for goodwill impairment testing purposes and clarify how those reporting units were identified.  In the last sentence of the disclosure you indicate that the fair value of your goodwill substantially exceeded its carrying value.  Please tell us, with a view toward future disclosure, whether the assertion is applicable to each individual reporting unit.  If not, please identify any reporting unit at risk of failing step one of the impairment testing model.

We respectfully acknowledge the Staff’s comment and will enhance the disclosure contained in our future filings accordingly. Currently our operating segments and reporting units are identical. The fair value of our goodwill indeed substantially exceeded the carrying value for each individual reporting unit. We will also make this clarification, if applicable, in our future filings.

4.
We see that you operate the systems segment with the objective of breaking even and that the components segment compensates the systems segment as necessary to achieve that objective.  Given your operating model, please tell us how you apply the specific guidance from FASB Codification Topic 350-20 in evaluating goodwill assigned to reporting units under the systems segment for impairment.

In accordance with ASC 350-20-35-4, the first step in our goodwill impairment test is the comparison of the fair value of a reporting unit with its carrying amount, including goodwill. Regarding our systems operating segment, it has no components (as defined at ASC 350-20-35-34), thus in accordance with the definition of “reporting unit” at ASC 350-20-20, we consider our systems segment to be a single reporting unit for purposes of testing goodwill for impairment; there are no other reporting units within the systems segment.

We then follow the guidance at ASC 350-20-35-22 through 24 regarding the determination of the fair value of our reporting units. According to ASC 350-20-35-22, the fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date.

We believe that a typical market participant for the sale of our systems reporting unit would be a solar module manufacturer seeking to acquire a systems business with a large pipeline of utility-scale solar power plant projects, with the intent that these projects would provide a captive outlet for additional future solar module production. We believe that such a market participant, when determining the price it would pay for our systems reporting unit, would model this reporting unit’s estimated future financial performance by considering these sales synergies and, therefore, attributing to it some of (i) the estimated future revenues (and resulting cash in flows)  that would be earned from the solar modules installed in the solar power plants that the systems reporting unit builds and (ii) the associated future cost (and associated cash out flows) incurred by its manufacturing affiliate to produce those solar modules. Therefore, we modeled the systems reporting unit’s future performance for purposes of applying the income and cost methods of fair value measurement to include some of the profitability associated with the solar module element of the solar power plants that it builds and sells. We believe that this is the most reasonable way to approach the fair value measurement of the systems reporting unit from a market participant prospective.

We note that the market participant approach that we apply to the fair value measurement of our systems reporting unit contrasts with our entity-specific management perspective of the systems operating segment used for financial statement reporting purposes, which views that segment as an enabler of solar module throughput. In accordance with ASC 280-10-50-27, the amount of each segment item that we report in our segment reporting is “… the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance”.

Results of Operations, page 44

5.	Please tell us, with a view toward future disclosure, the amount of module revenues and cost of revenues recognized by the components segment for modules used by and sold through the systems segment.

We respectfully acknowledge the Staff’s comment and believe that Note 22 “Segment and Geographical Information” to our consolidated financial statements presents information on how we operate and view our business (please refer also to our response to comment 24). Our Chief Operating Decision Maker (CODM) does not review the amount of module revenue and cost of revenues recognized by the components segment for modules used by and sold through the systems segment. Rather, our CODM reviews module revenue and cost of revenues that result from sales through all sales channels on a combined basis by review of our components operating segment’s results. Therefore, we believe this disclosure would not provide meaningful information for the reader of our financial statements.

Note that our CODM’s review of our systems operating segment’s financial results focuses on the non-module costs of the solar power systems (referred to as “balance-of-system”, or “BOS” costs), which we believe are critical to the long-term economic viability of solar power as a significant energy source.

6.
Under “Cost of sales,” you indicate that cost of sales includes amortization of project assets acquired through the OptiSolar acquisition.  We see on page 68 that you define project assets as costs capitalized prior to the sale of a solar plant to a third party.  Given your definition, please tell us why project asset costs are “amortized.”  In response to this comment, please further clarify the nature of the assets and related accounting.

We respectfully acknowledge the Staff’s comment and will clarify our disclosures in future filings to state that project assets are expensed and not amortized.

Project assets consist primarily of costs relating to solar power projects in various stages of development that we capitalize prior to the sale of the solar power project to a third party for project development or project construction activities. These costs include costs for land and costs for developing and constructing a solar power plant. Development costs can include legal, consulting, permitting costs as well as other development costs. Once we enter into a definitive sales agreement, we reclassify these costs to deferred project costs until we are able to recognize the sale of the project assets as revenue. The balance is later expensed and revenue is recognized related to the project and no portion of the asset is “amortized” on a period basis.

The $8.2 million reported under “cost of sales” represent the amount of project assets acquired through purchase accounting related to the OptiSolar, Inc. acquisition. This amount, as well as any additional costs capitalized subsequent to the acquisition, were expensed as the respective solar power project was sold and we recognized revenue.

Item 8.  Consolidated Financial Statements
Note 2.  Summary of Significant Accounting Policies, page 67

Revenue Recognition, page 70

7.
Please revise future filings to disclose how you estimate the price rebate recorded as a reduction of the selling price of solar modules.  Please also provide an indication of the typical rebate percentage granted to customers during the years presented.

We respectfully acknowledge the Staff’s comment and will enhance the disclosure contained in our future filings (with the exception of the typical rebate percentage) accordingly.

The amount of rebate earned during a fiscal quarter is based on (i) the volume of solar modules shipped to a customer (measured in watts),  (ii) the volume of solar modules registered for eligible projects (measured in watts), provided that those solar modules were invoiced by the buyer to an end user customer, and (iii) the rebate percentage, which is specified on a quarterly basis by us. In accordance with ASC 605-50-25-4 and given our short rebate history, we recognize a contra-asset within accounts receivable, trade for the maximum potential amount of the rebate, which is then adjusted to actual amounts earned by the customer as the rebates are processed. So far, we have experienced a 100% customer participation in this program. The intent of our rebate program is simply to adjust the sale price for eligible customers (which is documented in framework agreements entered into several years ago) to current market conditions. As confidential business information, we do not disclose customer pricing. Therefore, we do not disclose the rebate percentage granted to customers.

8.
In future filings please expand your revenue policy for the systems business to also clarify the accounting for the costs and estimated earnings in excess of billings recorded on the percentage of completion method.  In that regard, we see that a change in operating assets amounting to $36 million was attributed to costs in excess in the first quarter of 2010.  Also, clarify the distinction between cost in excess and deferred project costs, which you have defined as being associated with solar projects where you have a definitive sales agreement.

            We respectfully acknowledge the Staff’s comment and will enhance the disclosure contained in our future filings accordingly.

We classify and report costs and estimated earnings in excess of billings as accounts receivable, unbilled in our financial statements as further described in Note 8 “Consolidated Balance Sheet Details”  in our Form 10-Q for the three months ended March, 27, 2010.

We also notice that you refer to Note 19 “ Statement of Cash Flows” and a reported change in operating assets of $36.0 million that was mislabeled as costs and estimated earnings in excess of billings in our Form 10-Q for the period ended March 27, 2010. Instead, this amount should have been included with the change in “Prepaid expense and other current assets”. Reported net cash provided by operating activities is not affected nor is the Statement of Cash Flows prepared under the direct method. We plan to change this mislabeled non-cash line item in the footnote disclosure with our next filing for the second quarter of 2010.

Deferred project costs represent capitalized costs associated with revenue that we have deferred for project development or project construction contracts signed with a third party typically under an EPC agreement or other contractual arrangements, for which the revenue recognition criteria have not been met. For system business arrangements that do not involve real estate  (which we account for under ASC 605), we generally record deferred project costs in instances in which we incur project costs prior to entering into a definitive sales arrangement or in which we are recognizing revenue based on the completed contract method and the project is not complete.  For system business arrangements that we account for as real estate transactions under ASC 605 and ASC 360-20, we generally record deferred project costs after we have entered into a definitive sales arrangement, but before we have met the criteria to recognize the sale as revenue.

9.
We note the discussion of revenue arrangements that include multiple deliverables.  Please tell us the nature of transactions that result in the recognition of multiple elements.  Also, tell us the nature of each significant element and how you determine the fair value of those elements.

During 2009 we completed two arrangements (involving total revenue of $5.7 million) that we concluded involved multiple deliverables covered by ASC 605-25. These arrangements included the sale of materials (for which we incurred the inventory risk) and the sale of consulting services, but these were not considered system projects that would follow the percentage of completion method.  As a result, we applied the guidance of ASC 605-25 to separate the value of these multiple elements. We determined the fair value for the elements based on third party market prices for similar services and materials as the ones we provided.

Note 3.  Acquisitions, page 73

OptiSolar, page 73

10.
In future filings please also disclose the primary reasons for the business combination, the amounts of revenue and earnings of the acquiree since the acquisition date included in the consolidated income statement for the reporting period, and the amount of acquisition-related costs, including the amount recognized as an expense, and the line item or items in the income statement in which those expenses are recognized.  Refer to FASB ASC 805-10-50.

We will enhance the disclosure contained in our future filings accordingly to include the amount of acquisition-related costs and related disclosure items as per your request. However, with regard to the revenue and earnings of the acquiree since the acquisition date, during 2009 we fully integrated the acquired project pipeline of Optisolar Inc. into our systems business and have incurred significant costs to further develop these projects. As a result, we do not believe that disclosure related to amounts of revenues and earnings of OptiSolar Inc. since the acquisition date will be meaningful or practicable. In addition, such amounts of revenue and earnings were immaterial as of December 26, 2009.

11.
We note the disclosure from page 39 that you integrated the acquisition of the solar power project development business of OptiSolar, Inc. into your systems business.  However, on page 74 you state that you allocated $251.3 million of the goodwill associated with this acquisition to your components reporting segment.  Please reconcile these two disclosures and tell us why it is appropriate to allocate the full amount of goodwill to the components segment when the operations of the business are recorded in the systems segment.

On April 3, 2009, we acquired the solar power project development business of OptiSolar. Under the acquisition method of accounting, we determined the value of goodwill resulting from the acquisition to be $252.7 million. Underlying our financial rationale for the price we paid to acquire OptiSolar were the synergies and economies of scale that we expected would inure to our solar module business from our having control over OptiSolar’s project pipeline.

ASC 350-20-35-41 states, “Goodwill shall be assigned to reporting units of the acquiring entity that are expected to benefit from the synergies of the combination even though other assets or liabilities of the acquired entity may not be assigned to that reporting unit.” Accordingly, we allocated $251.3 million and $1.4 million of goodwill to our components reporting segment and system segment, respectively. We believe that it is appropriate to allocate the majority of the goodwill arising from the OptiSolar acquisition to the components segments since the systems segment functions as an “enabler” for the components segment to drive module throughput.

12.	As a related matter, please tell us whether the assets acquired included modules purchased from your components business. If applicable tell us how those modules were accounted for in the acquisition.

Assets acquired as part of the OptiSolar, Inc. acquisition did not include any solar modules or finished goods.

Note 4. Goodwill and Intangible Assets, page 74

13.
You disclose on page 68 that project assets include development and construction costs related to solar projects not yet sold.  Tell us why disclosure about project assets is presented in a footnote titled “Goodwill and Intangible Assets.”  In that regard, it is unclear how project development and construction costs capitalized relate to either goodwill or intangible assets.

We respectfully acknowledge the Staff’s comment and will either move this disclosure to a different section of our Form 10-K and Form 10-Q in our future filings (as project assets are neither goodwill nor an intangible asset) or rename this footnote. The disclosure contained on page 68 relates to the initial valuation of project assets identified and acquired as part of the OptiSolar Inc. acquisition.

Note 7. Consolidated Balance Sheet Details, page 81

Inventories, page 81

14.
We see that you recorded certain inventory as “noncurrent” at December 26, 2009.  Please tell us the nature of the raw materials classified as noncurrent and why classification as “noncurrent” is appropriate.  In that regard, your response should also describe objectively verifiable evidence of recoverability of the inventory.

We purchase a critical raw material in quantities that anticipate confident, but long-term, future demand. We use the FIFO method to value our inventory. We classify the raw materials that we do not expect will be consumed within our operating cycle (which is 12 months), as noncurrent. This raw material does not expire, or diminish in utility with age, and the material is heavily used in our core production process.

Project Assets – Current and Noncurrent, page 82

15.
Please tell us how you analyze project assets to determine whether the assets have been impaired, including how you assess a project for commercial viability.  In this regard, we see that the majority of the project assets are recorded as non-current.

We review projects assets for impairment following the guidance in ASC 350 and ASC 360 whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We consider the project commercially viable if it is anticipated to be sellable for a profit once it is either fully developed or fully constructed. We examine a number of factors to determine if the project will be profitable, the most notable of which are whether there are any environmental, ecological, permitting or regulatory conditions that have changed for the project since the start of development. Such changes could cause the cost of the project to increase or the selling price of the project to decrease. Due to the 2 to 4 year development, construction, and sale timeframe of our larger solar projects, we classify these projects assets as noncurrent. Once specific milestones have been achieved, we determine if the sale of the project assets will occur within the next 12 months from a given balance sheet date and, if so, we then reclassify the project assets as current.

16.
In future filings please provide greater detail within MD&A of the underlying projects for which you have capitalized project assets, including the nature and status of each project, a summary of values assigned by project, the nature and timing of remaining efforts for completion, including the estimated completion date.

We respectfully acknowledge the Staff’s comment and will enhance the disclosure contained in our future filings. In particular, we  plan to disclose the following attributes of our advanced projects: project name, project location, project size in MW AC, and, if applicable, business partner for the power purchase agreement. We also plan to distinguish between projects completed or sold and projects still under development.

However, we believe that disclosures of the nature and timing of remaining efforts required for completion and the estimated completion date are subject to such variability over the development period that such disclosures would not provide reliable information to the readers of our financial statements. As specific projects advance in their development cycles, we would provide greater detail regarding these projects to the extent material to a reader’s understanding of our systems business and the resulting financial statement impact. While the ultimate realization of a project can be estimated with a high degree of probability, the timing of such project may not be. For example, the timing and completion of solar power projects is dependent on very strict permitting, regulatory and governmental approvals, which in turn can be heavily impacted by environmental, ecological and other factors. These variables limit our ability to accurately predict the time it will take to ultimately receive such approvals or permits. In addition, in many instances, the implementation of the governmental regulatory frameworks governing the necessary approvals is still evolving. Finally, we note that an emphasis on project completion timing is not meaningful for an investor’s understanding of our systems business because a project may be sold at varying points within the development cycle prior to project completion.

Other Current Liabilities, page 83

17.	Please clarify for us the transactions generating the deferred revenue and the actual expected method of revenue recognition.

Under SAB 104 (ASC 605), we record revenue only after the transactions have met all four of the required revenue recognition criteria, and we record amounts invoiced to customers for which the underlying revenue recognition criteria have not been met as deferred revenue. During 2009, we entered into two transactions for which we recorded deferred revenue.  The first transaction included a variable component of the selling price, and as a result, we recorded that variable component as deferred revenue until the final value was known. We deemed that collectability of the second transaction was not reasonably assured at the time of delivery and billing. As a result, we deferred the recognition of revenue until the sales price was collected. As all of the revenue recognition criteria were met, we recognized the revenue in subsequent periods.

Note 9, Fair Value Measurement, page 87

18.	In future filings please disclose the specific valuation models used to value derivative assets and liabilities.

We respectfully acknowledge the Staff’s comment and will enhance the disclosure contained in our future filings accordingly.

Note 18. Income Taxes, page 100

19.
We refer to the table of deferred income taxes on page 101.  As deferred taxes generally result from book/tax basis differences, in future filings please clarify the nature of the deferred tax liability labeled “basis difference.”

We respectfully acknowledge the Staff’s comment and will enhance the disclosure contained in our future filings accordingly.

Note 22. Segment and Geographical Information, page 105

20.	Please tell us how corporate and shared expenses are allocated between components and other.

Our systems segment is an emerging segment and currently the components segment absorbs all corporate and shared expenses. The majority of corporate expenses are spent to support the components business. We will continue to monitor corporate and shared expenses. We will allocate these expenses to the components and systems segment when the systems segment reaches critical mass.

21.
We note that the components segment reimburses the systems segment when systems segment gross profit is less than its operating expenses.  Please tell us why the intersegment transfers should not be separately presented in the tabular disclosure, in a manner similar to that for intersegment revenue.

We respectfully acknowledge the Staff’s comment. We do not believe that the reimbursements made by the components segment to the systems segment should be disclosed in tabular form as intersegment transfers. These “reimbursements” are management’s view to achieve break-even results and do not represent intersegment transfers for any particular sale or transaction. However, we have begun to disclose these amounts in narrative form starting with our Form 10-Q for the first quarter of 2010.

22.
As a related manner, you disclose in the Form 10-Q for March 27, 2010 that the reimbursement mechanism is intended to fund temporary shortfalls of gross margin in relation to operating expenses.  Please tell us what happens if the systems segment incurs a loss that is not deemed temporary, such as a loss resulting from an impairment loss on a project.

In the event that the systems segment incurs a loss that is not deemed temporary or when the estimated cost to complete a project would cause the gross margin on the overall project to be negative, the system segment would record the loss at the time of identification in accordance with the guidance at ASC 605, Accounting for Long-term Construction Contracts or ASC 360-20, Accounting for the Sale of Real Estate. Each period, after the revenue recognition process is completed and cost of sale values are recorded, we would make allocations to reflect how our CODM views the business.

23.
We see that the components segment recognizes revenue from sales of modules used in systems segment projects when systems segment projects are sold and meet the criteria for revenue recognition.  Please tell us why the tabular disclosure should not separately present the allocation of revenues and cost of revenues between the two segments arising from solar project sales pursuant to FASB ASC 280-10-50-22b.

ASC 280-10-50-22b requires the disclosure of revenues from transactions with other operating segments of the same public entity. As disclosed, we do not view these allocations as intercompany sales by our components segment to our systems segment. There is no legal sales transaction between entities or transfer pricing that is used for management reporting purposes. We view the sales of all modules, regardless of channel, as a direct sale of the components business to a third party customer and evaluate our business segments in this fashion. Therefore we believe this disclosure is not required or meaningful.

24.
We see that you operate in two segments and that systems segment did not meet the quantitative criteria for disclosure as a reporting segment.  However, we see that you separately discuss both segments within MD&A and that the OptiSolar solar power project acquisition was included in the systems segment.  Please tell us how you determined that the systems segment did not meet the quantitative criteria in FASB ASC 280-10-50-12. In addition, if the segment is not quantitatively material, tell us whether you believe that information about the segment would be useful to readers of the financial statements.  If so, the segment may be considered reportable, and separately disclosed.

Based on the required tests (revenue, profit and asset test) specified in ASC 280-10-50-12, we determined that our systems segment does not meet the quantitative criteria for reporting as a separate segment. However, the column “Other” in the tabular presentation of Note 22 “Segment and Geographical Information” contains only our systems segment. We will clarify this in future filings.

Form 10-Q for the quarter ended March 27, 2010

Item 1. Financial Statements

Consolidated Balance Sheet Details, page 12

25.
 Under “Accounts receivable, unbilled,” in future filings please disclose the general prerequisites for billing and clarify whether any of the disclosed amount is expected to be collected after one year.  Refer to Rule 5- 02.3(c) of Regulation S-X.

We respectfully acknowledge the Staff’s comment and will enhance the disclosure contained in our future filings accordingly.

The Company hereby acknowledges to the Staff as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * *

If you have any questions regarding the foregoing, please do not hesitate to contact Mary Beth Gustafsson, Executive Vice President, General Counsel and Secretary at 646-366-5775.

Sincerely,

                           /s/ Jens Meyerhoff
____________________
  Jens Meyerhoff
  Chief Financial Officer

First Solar, Inc. - 350 West Washington Street, Suite 600 - Tempe, Arizona 85281-1244 USA
Phone: +1 (602) 414-9300 - Fax: +1 (602) 414-9400